UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Compugen Ltd.

On September 16, 2025, Compugen Ltd. (the “Company”) held its 2025 Annual General Meeting of Shareholders (the “Meeting”). The Company filed the notice of the Meeting, the proxy statement and the proxy card with the Securities and Exchange Commission as Exhibit 99.1 to the Company’s Report on Form 6-K on August 6, 2025 (File No. 000-30902), which is incorporated herein by reference. All proposals brought before the shareholders at the Meeting were approved by the requisite majority vote of the Company’s shareholders.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, File No. 333-270985.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: September 17, 2025	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel